EXHIBIT 12.1

TOYOTA MOTOR CREDIT CORPORATION
CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three months ended June 30,
(Dollars in millions)	2010	2009
Consolidated income before provision for income taxes	$927	$284
Fixed charges:
Interest1	491	499
Portion of rent expense representative of the interest factor (deemed to be one-third)	2	2
Total fixed charges	493	501
Earnings available for fixed charges	$1,420	$785
Ratio of earnings to fixed charges	2.88	1.57

1 Components of interest expense are discussed under “Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, Interest Expense.”